Tidal Trust I 485BPOS

Exhibit 99(p)(xx)

I.	CODE OF ETHICS

A.	Code of Conduct

SMART Wealth, LLC (“SMART Wealth”) has adopted this Code of Ethics (the “Code”) which sets forth high ethical standards of business conduct. As an investment adviser, we have an undivided duty of loyalty, fairness, and good faith towards our clients, and have a fiduciary duty to adhere not only to specific provisions of the Code of Ethics, but to the general principles that guide the Code of Ethics. Our firm also maintains and enforces written policies reasonably designed to prevent the Adviser or any person associated with Adviser from misusing material non-public information to comply with Section 204A of the Investment Advisers Act. Neither the Adviser, nor any related person of the Adviser, will recommend, buy, or sell securities within client accounts which the Adviser or a related person of the Adviser may have a material financial interest.

All of SMART Wealth’s personnel should review this Code, as well as SMART Wealth’s internal policies and procedures, to be aware of their responsibilities pertaining to client service. To the extent that any term within SMART Wealth’s Compliance Manual, or any other of SMART Wealth’s policies and procedures, is inconsistent with any term contained within this Code, the Code shall control. Any violation of this Code or any other of SMART Wealth policy and/or procedure shall be subject to SMART Wealth’s disciplinary procedures, which may include termination of employment.

B.	Scope of the Code

All SMART Wealth’s Supervised Persons are considered Access Persons if they:

●	have access to nonpublic information regarding any Client’s purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any fund SMART Wealth or its affiliates manage;

●	are involved in making securities recommendations to Clients, or have access to such recommendations that are nonpublic; or

●	are a SMART Wealth director, officer, and/or partner.

A “Supervised Person” includes:

●	directors, officers, and partners of the Firm (or other persons occupying a similar status or performing similar functions);

●	employees of the Firm;

●	any other person who provides advice on behalf of the Firm and is subject to the Firm’s supervision and control;

●	temporary workers, under certain circumstances;

●	consultants, under certain circumstances;

●	independent contractors, under certain circumstances; and

The terms of this Code apply to all Access Persons and sets forth the standard of conduct by which everyone should carry out his/her respective obligations. Specifically, this document presents SMART Wealth’s fundamental standard of conduct and shall address issues pertaining to:

●	Privacy of Client Non-Public Personal Information

●	Insider Trading

●	Personal Securities Transactions

●	Receipt of Gifts

●	Political Contributions

As discussed below, the rules on the issue of reporting securities transactions pertain to the securities accounts in which any of SMART Wealth’s Access Persons has any direct or indirect beneficial interest. Of particular concern (but not exclusive) are securities in which client assets may be invested, including stocks, options, futures and options on futures, but generally not those which are excluded from the definition of “reportable securities” (e.g. bankers’ acceptances, bank certificates of deposit, commercial paper, shares of unaffiliated registered open-end investment companies, etc.) (See definition section below).

II.	STANDARDS OF BUSINESS CONDUCT

A.	Compliance with Laws and Regulations

All of SMART Wealth’s personnel must act in accordance with the requirements of all applicable federal security laws including, but not limited to, the Advisers Act, which sets forth numerous policies and procedures pertaining to SMART Wealth’s advisory business. SMART Wealth, as a fiduciary, has an obligation to act consistent with the Advisers Act, but to also place clients’ interests above those of the Company.

As part of this requirement, the code should specify that supervised persons are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client:

●	To defraud such client in any manner;

●	To mislead such client, including by making a statement that omits material facts;

●	To engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon such client;

●	To engage in any manipulative practice with respect to such client; or

●	To engage in any manipulative practice with respect to securities, including price manipulation.

B.	Conflicts of Interest

As a fiduciary, the Company has an affirmative duty of care, loyalty, honesty, and good faith to act in the best interest of its clients. Compliance with this duty can be achieved by seeking to avoid conflicts of interest and by fully disclosing all material facts concerning any conflict that does arise with respect to any client. All employees have a duty to report potential and actual conflicts of interest to the Chief Compliance Officer (“CCO”).

C.	Insider Trading

The securities laws prohibit trading by a person while in the possession of Material Nonpublic Information about a company or about the market for that company’s securities. The securities laws also prohibit a person who is in possession of material nonpublic information from communicating any such information to others. Section 204A of the Advisers Act requires that investment advisers maintain and enforce written policies reasonably designed to prevent the misuse of Material Nonpublic Information by the investment adviser or any person associated with the investment adviser. Insider trading violations are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the SEC and criminal and civil prosecution.

1.	Trading on Material Non-Public Information

No employee of an investment adviser who is in possession of Material Nonpublic Information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and the market has had time to react to it.

Should you have any doubt regarding the propriety of a proposed securities transaction, you should seek advice from the CCO, who has been designated by SMART Wealth to handle such matters.

2.	Disclosure of Material Non-Public Information

No person associated with SMART Wealth may disclose Material Nonpublic Information about a company or about the market for that company’s securities:

●	To any person except to the extent necessary to carry out the legitimate business obligations of SMART Wealth; or

●	In circumstances in which the information is likely to be used for unlawful trading.

3.	Questions about SMART Wealth’s Insider Trading Policy

While compliance with the law and with SMART Wealth’s policies and procedures described above is everyone’s responsibility, interpretive questions may arise, such as whether certain information is material or nonpublic, or whether trading restrictions should be applicable in a given situation. Any questions should immediately be addressed to the CCO who has been designated by SMART Wealth to respond to such questions.

4.	Violations

Violations of SMART Wealth’s policies and procedures relative to prohibitions against insider trading will be regarded with the utmost seriousness and will subject personnel to disciplinary action.

D.	Personal Securities Transactions

To address the potential for conflict of interests, we have adopted a Code that applies to our representatives who have access to non-public information relating to advisory client accounts (“Access Persons”). SMART Wealth Access Persons must utilize the Greenboard Compliance platform for submission of pre-clearance requests for personal securities transactions under this Code of Ethics. All Access Persons must submit for the Company’s review a report of his/her personal securities transactions and securities holdings periodically as described below. In addition, this requirement can help detect insider trading, “front-running” (i.e., personal trades executed prior to those of SMART Wealth’s clients) and other potentially abusive practices.

1.	Reporting Requirements

a)	Initial and Annual Holdings Reports

Each Access Person must provide the CCO with a written report of the Access Person’s current Covered Securities holdings within ten (10) days after the person becomes an Access Person, which information must be current as of a date no more than forty-five (45) days prior to the date the person becomes an Access Person. Additionally, each Access Person must provide the CCO on an annual basis with a written report of the Access Person’s Covered Securities holdings current as of a date no more than forty-five (45) days prior to the date the annual report is submitted. Reportable Covered Securities are those over which the Access Person directly, or indirectly, has Beneficial Ownership.

Each Covered Securities holdings report must provide, at a minimum, the following information:

●	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Covered Security in which the Access Person has any direct or indirect Beneficial Ownership;

●	The name of any broker, dealer, or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and

●	The date the Access Person submits the report.

The submission of holdings reports is accomplished through the Greenboard Compliance Platform.

b)	Transaction Reports

Each Access Person must provide the CCO with a written record of his/her personal Covered Securities transactions no later than thirty (30) days after the end of each calendar quarter, which report must cover all transactions in Covered Securities during the quarter. The report must provide, at a minimum, the following information about each transaction in which the Access Person had, or as a result of the transaction acquired, any direct or indirect Beneficial Ownership:

●	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each Covered Security involved;

●	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

●	The price of the security at which the transaction was effected;

●	The name of the broker, dealer, or bank with or through which the transaction was effected; and

●	The date the Access Person submits the report.

The submission of transaction reports is accomplished through the Orion Compliance Platform.

c)	Quarterly Brokerage Account Report

Access Persons must disclose to the CCO all brokerage accounts for which they have Beneficial Ownership by utilizing the Greenboard Compliance Platform for submission of the required reporting.

2.	Custodial Statements

Each Access Person must provide the CCO or his designee with a duplicate copy of their securities account custodian statement no later than thirty (30) days after the end of each calendar month, which must cover all transactions (other than those pursuant to an “automatic investment plan” as defined in Rule 204A-1(e)(2)) during the month. The statement must provide, at a minimum, the following information about each transaction (other than pursuant to an “automatic investment plan” as defined in Rule 204A-1(e)(2)) involving a reportable security in which the Access Person had, or as a result of the transaction acquired, any direct or indirect “beneficial ownership” (See definition section below):

●	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

●	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

●	The price of the security at which the transaction was effected.

3.	Alternative Reporting Methods

If the custodian for the Access Person’s account(s) provides an electronic feed to the Greenboard Compliance Platform, a hard copy of the statement will not be necessary. The Greenboard Compliance Platform can receive electronic feeds for most available brokerage firms. So long as SMART Wealth is provided with ongoing electronic feed to the required accounts, the Access Person is relieved of his/her responsibility to provide statements to SMART Wealth.

4.	Exceptions

a)	Third-Party Managed Accounts. Third Party Managed Accounts are not subject to the quarterly reporting requirements. To be considered a “Third Party Managed Account,” the following criteria must be met:

i.	The account must be managed by a third-party advisor / investment manager (a “Third-Party Manager”). If the Third -Party manager has an affiliation to SMART Wealth, the employee, or the employee’s immediate family members, the CCO or the CCO’s designee will take additional steps to confirm the Third-Party Manager’s independence which can include but is not limited to follow-up discussions with the Third-Party Manager, the employee, and requests for additional documentation;

ii.	The account must be managed on a discretionary basis;

iii.	The employee must not exercise any ability to direct purchases or sales of investments; and

iv.	The employee must not be consulting with the Third-Party Manager as to the particular allocation of investments to be made in the account.

Third Party Managed Accounts are subject to annual reporting and other reporting requirements as outlined below:

i.	Initially, if an employee wishes to classify their account as a Third Party Managed Account, the employee must present the CCO or the CCO’s designee with a signed “SMART Wealth 3rd Party Managed Accounts Attestation” and provide a copy of their investment management agreement for the account.

ii.	On an annual basis, the employee will be required to submit a copy of the SMART Wealth 3rd Party Managed Accounts Attestation.

iii.	On a quarterly basis, the employee will need to acknowledge and submit certain representations via the “SMART Wealth Third Party Managed Accounts Quarterly Attestation” indicating the account still qualifies as a Third-Party Managed Account.

iv.	Where possible, the third party annual and quarterly attestations will be acknowledged and submitted via the Greenboard Compliance Platform.

b)	Non-reportable Holdings and Transactions. The holdings and transactions reporting requirements do not apply to securities that are excluded from the definition of reportable security (See definition section below). Mutual Funds, 529 Plans, and exchange-traded funds (ETFs), other than a closed-ended ETF, are exempt from reporting requirements. Also included are certain corporate actions (dividend reinvestments, stock splits, reverse stock splits, mergers, consolidations, other similar corporate reorganizations or distributions applicable to all holders of the same class of security), acquisitions of securities through the exercise of rights issued pro rata to all holders of a class of its securities, disposition of a security (through a tender offer, mandatory call, or other corporate action equally available to all holders of such security), automatic investment plans or similar plans approved by the CCO, options-related activities, and any securities transactions involving the following types of securities: direct obligations of the Government of the United States, banker’s acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, and any such other securities that may from time to time be designated in writing.

5.	Trading Restrictions

a)	Initial Public Offerings

All Access Persons are prohibited from acquiring any security distributed in an Initial Public Offering, without obtaining the prior approval of the CCO. Any request for pre-clearance is to be submitted through the Greenboard Compliance Platform.

b)	Limited or Private Offerings

All Access Persons are prohibited from acquiring any securities for their personal accounts distributed in a Limited Offering, without the express prior approval of the CCO through utilization of the Greenboard Compliance Platform. In instances where Access Persons, after receiving prior approval, acquire additional securities in a Limited Offering, Access Persons have an affirmative obligation to disclose this investment to the CCO through utilization of the Greenboard Compliance Platform.

c)	Securities Requiring Pre-Clearance

SMART Wealth does not require written pre-clearance for all transactions of Reportable Securities prior to the entry of an order, unless otherwise specified in this Code of Ethics.

d)	Blacklist Securities

As of the date of adoption of this Code of Ethics, SMART Wealth does not have a blacklist of restricted securities. If a blacklist were to be adopted, the procedures are as follows:

Blacklist Securities represent Securities that Access Persons are restricted from trading while included on the Blacklist. Employees will have the ability to trade a Security once it has been removed from the Blacklist (other than described in 5(a) and 5(b) above). The Blacklist will be contained in Greenboard. If an employee wishes to trade a Security within the Blacklist, the employee must submit a “Trade Request” on the Greenboard Compliance Platform.

The “Trade Request” will be reviewed by the CCO or the CCO’s designee and other members of SMART Wealth, as applicable. Notice of approval or denial will be sent to the employee’s email from the Greenboard Compliance Platform.

6.	Monitoring the CCO’s Personal Securities Transactions

The CCO will comply with all the provisions in section D above the same as any other access person, except that monitoring and approval of the CCO’s compliance with these requirements will be done by either the Compliance Coordinator (or if unavailable, the firm’s CEO).

E.	Gifts and Business Entertainment

1.	General Statement

The Firm wishes to achieve a balance and avoid the appearance, or existence, of conflicts of interest, as it relates to employees giving and receiving gifts.

2.	Gifts

No Access Person shall give or accept gifts or other benefits to or from any client or any other person or entity that does business with or on behalf of the adviser in which the value of such exceeds $500 in value per person per calendar year without prior approval from the CCO via the Greenboard Compliance Platform.

a)	Conferences and meetings

Access Persons may attend conferences or meetings sponsored by custodians or other service providers. Where some or all of the travel expenses related to these conferences or meetings are to be paid by those custodians or service providers, prior approval for attendance must be obtained from the CCO.

b)	Questions

Should a question arise as to the propriety of a gift or other benefit the Access Person should promptly seek the opinion of the CCO. The CCO will maintain a log for any requests that require approval.

3.	Cash

It is the policy of the firm to prohibit any receipt or gift to clients and vendors of cash or a cash equivalent.

4.	Business Entertainment

Normal entertainment of a de minimis nature such as meals or sporting events is permitted without prior approval if it could not be construed as influencing an access person’s judgment. For an item to be considered business entertainment, the vendor must be present at the event or meal and have the opportunity to discuss matters relating to SMART Wealth’s business. If, for example, an Access Person receives tickets to the theater, it would be considered business entertainment if the vendor attends the event and there is an opportunity to discuss business matters. If the vendor is not present or the opportunity to discuss business matters is not present, then the tickets would need to be considered a gift for the purpose of SMART Wealth’s policy. All Access persons may give or accept business entertainment that is reasonable under the circumstances and is not excessive in either the value or frequency.

5.	ERISA

No gift or other benefit of any amount shall be given to an ERISA plan fiduciary without prior approval from the CCO.

F.	Political Contributions

It is our policy that, in order to ensure that it does not engage in “Pay-to-Play” practices regarding advisory services provided to government entities and to comply with the required time out periods as prescribed by SEC Rule 206(4)-5 under the Advisers Act, all Covered Associates are prohibited from making political contributions to candidates at the state or local level without approval from the Compliance Committee. The Firm shall require quarterly reports from its Covered Associates attesting that no political contributions were made the previous quarter without authorization from the Compliance Committee. There is a limit of no more than $150 on political contributions made to a specific politician the employee does not have a legal right to vote for, and a limit of no more than $350 on political contributions made to a specific politician the employee does have a legal right to vote for.

G.	Confidentiality

The Company and all its employees must keep all information about clients (including former clients) in strict confidence as required by law and consistent with the Company’s privacy policy. SMART Wealth’s standard of business conduct relative to client nonpublic personal information is consistent with the terms of Regulation S-P, in that it has established a privacy program that includes the delivery to all prospective and current clients a privacy notice detailing the framework within which client information is secured, as well as an internal privacy policy to be reviewed and executed by all SMART Wealth’s Access Persons. The privacy policy and notice create appropriate standards for the security of client personal information and detail the framework within which client information is secured.

H.	Outside Business Activities

No Access Person shall commence service on the board of directors of a publicly traded company or any company in which any client account holds a position without prior authorization from CCO. This authorization shall be based upon the determination that the board service would not be inconsistent with the interests of the clients or the Company.

Outside business or investment activities that detract from an Access Person’s effectiveness as an employee of the Company are undesirable and, therefore, are strongly discouraged. Participation in outside business or investment activities in the form of ownership, employment or contractual relationship must be promptly reported in the Greenboard Compliance Platform.

III.	COMPLIANCE PROCEDURES

A.	Pre-Clearance and Reporting of Gifts and Outside Activities

1.	Gift Reporting Requirements

Access Persons must disclose to the CCO any receipt/acceptance of gifts from/to clients or vendors by utilizing the Greenboard Compliance Platform for submission of the required reporting.

2.	Pre-Clearance of Outside Activities

All outside business activities must be reviewed and approved by the CCO prior to engagement. Annually, each supervised person will be required to review and affirm their outside business activities. Other periodic reports may be requested by the CCO, as necessary. Employees must submit pre-clearance requests utilizing the Greenboard Compliance Platform for submission of the required reporting.

B.	Certification of Compliance

1.	Initial Provision – Acknowledgement of Receipt

Within ten (10) days of becoming a Supervised Person colleagues are required to certify in writing that they have:

●	Received a copy of the Code;

●	Read and understand all provisions of the Code; and

●	Agree to comply with the provisions set forth in the Code.

The CCO is responsible for delivery of the Code and the receipt of the required acknowledgments.

2.	Amendments

The CCO will provide all Supervised Persons with any amendments to the Code. All Supervised Persons will provide to the CCO the acknowledgment of receipt of the amended Code, as described above for the initial provision of the Code, within ten (10) days of being provided with an amendment.

3.	Annual Certification of Compliance

On an annual basis all Supervised Persons are required to certify that they have received and read the provisions of the Code. Such certification will also include a statement that the Supervised Person has complied with the requirements of the Code and applicable laws, rules statutes and regulations. The CCO is responsible for delivery of the annual certification and the receipt of the executed annual certification.

IV.	BOOKS AND RECORDS

In addition to the above, the Code of Ethics currently in effect, or that at any time in the past five years was in effect, must be maintained by SMART Wealth. Additionally, a copy of the executed Annual Acknowledgment of the Code of Ethics of each person who is currently, or within the past five years was, a supervised person must be maintained by SMART Wealth. Furthermore, SMART Wealth is required to maintain a record of any violation of the Code of Ethics (but this does not include any initial reports by employees that informed SMART Wealth of a violation of SMART Wealth’s policies, procedures and/or Code), and of any action taken as a result of the violation. In addition, SMART Wealth shall maintain the following books and records:

●	Ongoing list of Access Persons.

●	Access Person’s Acknowledgement Form memorializing receipt of this Code of Ethics.

●	Custodian statements as discussed above.

●	Quarterly Personal Transaction Acknowledgements & Reports as discussed above.

●	Where applicable, record of any CCO’s decision to approve an Access Persons’ personal security transaction and the underlying rationale supporting that decision.

●	Records of violations of the Code and any resulting remedial action, not including any “whistleblower” reports made by supervised persons.

V.	ADMINISTRATION AND ENFORCEMENT OF THE CODE

The CCO shall be responsible for administering and enforcing this Code, a necessary part of which is supervising employees through the implementation process. Should any Access Person have any questions regarding the applicability of this Code, he/she should address those questions with the CCO. Pursuant to Section 203(e) (6) of the Act, SMART Wealth and the CCO shall not be deemed to have failed to supervise any person if:

●	there have been established procedures, and a system for applying such procedures, which would reasonably be expected to prevent and detect, insofar as practicable, any such violation by such other person, and

●	the CCO has reasonably discharged the duties and obligations incumbent upon that position by reason of such procedures and system without reasonable cause to believe that such procedures and system were not being complied with.

While compliance with the law and with SMART Wealth’s policies and procedures described above is each individual’s responsibility, interpretive questions may arise, such as whether certain information is material or nonpublic, or whether trading restrictions should be applicable in each situation. All violations of this Code should be reported to the CCO. Any questions should immediately be addressed with the CCO who has been designated by SMART Wealth to respond to such questions.

VI.	DEFINITIONS USED IN THE CODE OF ETHICS

A.	Definitions

1.	“Access Person” means any employee of SMART Wealth who: (A) has access to nonpublic information regarding any of SMART Wealth’s clients’ personal information, client account information, purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund (as defined under Rule 204A-1(e) (9)), or (B) is involved in making securities recommendations to SMART Wealth’s clients, or who has access to such recommendations that are nonpublic.

2.	“Beneficial ownership” means any Access Person having or sharing a direct or indirect pecuniary interest (i.e., the opportunity, directly or indirectly, to profit or share in any profit) in the reportable securities (or initial public offering or limited offering, as the case may be), directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise. An Access Person is deemed to have a beneficial interest in any security (i.) owned individually by the Access Person, (ii.) jointly by the Access Person with others, or (iii.) in which a member of the Access Person’s immediate household has a beneficial interest if (a.) the security is held in an account over which the Access Person has decision making authority or influence on investments being made in the account, or (b.) the security is held in an account for which the Access Person acts as a broker or investment adviser representative.

3.	“Material” information means any information about a company, or the market for its securities, that, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by the reasonable investor in deciding whether to purchase or sell those securities. Examples of information about a company which should be presumed to be “material” include, but are not limited to, matters such as (a) dividend increases or decreases, (b) earnings estimates, (c) changes in previously released earnings estimates, (d) significant new products or discoveries, (e) developments regarding major litigation by or against the company, (f) liquidity or solvency problems, (g) significant merger or acquisition proposals, or (h) similar major events which would be viewed as having materially altered the information available to the public regarding SMART Wealth or the market for any of its securities. The foregoing is not intended to be an exhaustive list.

4.	“Nonpublic” information means any information about a company, or the market for its securities, that, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by the reasonable investor in deciding whether to purchase or sell those securities. Examples of information about a company which should be presumed to be “material” include, but are not limited to, matters such as (a) dividend increases or decreases, (b) earnings estimates, (c) changes in previously released earnings estimates, (d) significant new products or discoveries, (e) developments regarding major litigation by or against the company, (f) liquidity or solvency problems, (g) significant merger or acquisition proposals, or (h) similar major events which would be viewed as having materially altered the information available to the public regarding SMART Wealth or the market for any of its securities. The foregoing is not intended to be an exhaustive list.

5.	“Reportable security” means any security defined in Section 202(a) (18) of the Act (generally, all securities of every kind and nature), except that it does not include:

a.	Direct obligations of the Government of the United States;

b.	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt instruments, including repurchase agreements;

c.	Shares issued by money market funds;

d.	Shares issued by open-end funds other than reportable funds (as defined in Rule 204A-1(e)(9)); and

e.	Shares issued by unit investment trusts that are invested exclusively in one or more open- end funds, none of which are reportable funds (as defined in Rule 204A-1(e) (9)). This exception is aimed at variable insurance contracts that are funded by insurance company separate accounts organized as unit investment trusts. (Note: although not specifically excluded from the definition of reportable security, it is presumed the variable insurance products are included within this exception).